Exhibit 99.1

NICE Leadership of Workforce Optimization Market Confirmed in New Report by Analyst
Firm DMG Consulting

NICE highlighted for growth in every category, coming in at the #1 position in key categories of the contact center workforce optimization market

Ra’anana, Israel, December 01, 2010 - NICE Systems Ltd. (NASDAQ: NICE), the worldwide leader of intent-based solutions that extract insight to impact business performance, reduce financial risk and ensure safety and security today announced that leading analyst firm DMG Consulting LLC has highlighted NICE’s leadership and market share increase over 2009, in its 2010 Quality Management/Liability Recording (WFO) Mid-Year Market Share Report, which is based on market performance in the first six months of 2010.

NICE’s market share of contact center workforce optimization increased to 38.3% in the first half of 2010, up from 33.6% from the same period during the previous year. NICE is also noted as the leader in sales of QM/QA applications during the first half of 2010.

According to DMG Consulting President, Donna Fluss, “Contact center WFO revenue enjoyed solid growth in the first half of 2010 over the first-half 2009. NICE accounted for the majority of this market increase.”

Benny Einhorn, Chief Marketing Officer at NICE said, “These findings by DMG Consulting represent the value add we bring to our customers in providing solutions that help them capture customer interactions and transactions, analyze them to reveal business insights, and apply these insights in real time to achieve positive business impact across all communication channels.”

The NICE Enterprise offering addresses the needs of customer-centric businesses with intent-based solutions that optimize Customer Dynamics. Driven by real-time, cross-channel analytics, NICE provides solutions for increasing revenue, enhancing customer experience, improving regulatory compliance, and optimizing contact center and back office operations. NICE Enterprise solutions are implemented by contact centers of all sizes, branches, trading floors and back offices.

About NICE Systems
NICE Systems (NASDAQ: NICE), is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time. Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media
Galit Belkind	NICE Systems mailto:galit.belkind@nice.com	+1 877 775-3896
Investors
Anat Earon-Heilborn	NICE Systems ir@nice.com	+1 877 245 7449

   Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems's marks, please see: http://www.nice.com/nice-trademarks.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Einhorn, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F.   The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.